Exhibit 99.1

Disclosure Pursuant to Section 13(r) of the Securities Exchange Act of 1934

Section 13(r) of the Securities Exchange Act of 1934 requires each issuer registered with the SEC to disclose in its annual or quarterly reports whether it or any of its “affiliates” have knowingly engaged in certain specified activities, including transactions or dealings with the Government of Iran. Because the term “affiliate” is broadly interpreted pursuant to Exchange Act Rule 12b-2, certain activities that occurred during the fiscal year ended December 31, 2015 may be deemed to have been conducted by one of our affiliates.

On or around April 28, 2015, the Maersk Tigris, a Marshall Islands-flagged vessel (the “Vessel”) that is indirectly owned by funds managed by Oaktree Capital Management, L.P. as investment manager, was seized by the Iran Revolutionary Guard Corps and escorted towards the Iranian port of Bandar Abbas. The Vessel was detained by the Iran Revolutionary Guard until May 7, 2015. During the pendency of the Vessel’s seizure, the Vessel’s ship master purchased certain necessary provisions to maintain the health, safety and/or security of the Vessel’s crew. Neither the Vessel nor any entity affiliated with the Vessel derived any revenues or profits from this activity, and neither the Vessel nor any entity affiliated with the Vessel intends for the activity to continue.